UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SD
Specialized Disclosure Report

DXP ENTERPRISES INC.
(Exact name of registrant as specified in its charter)

Texas	000-21513	76-0509661
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation or organization)

5301 Hollister Drive, Houston, Texas		77040
(Address of principal executive officers)		(Zip Code)

Kent Yee
Senior Vice President & Chief Financial Officer
713-996-4736
(Name and Telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[✓] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

SECTION 1 – Conflict Minerals Disclosure

DXP Enterprises, Inc. is submitting this Specialized Disclosure Report on Form SD and the related Conflict Minerals Report (“Report”) filed herewith for the calendar year ended December 31, 2019, as required by Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). All terms used but not defined in this Report shall have the meanings ascribed to them in the Rule or Form SD, as adopted by the Securities and Exchange Commission (“SEC”) pursuant to the Rule. Unless the context otherwise indicates, “DXP”, “Company”, “we”, “us” and “our” refer to DXP Enterprises, Inc. and its majority owned subsidiaries and any entities that are required to be consolidated.

During calendar year 2019 the Company believes that Conflict Minerals (as defined herein) may be necessary to the functionality or production of one or more products manufactured or contracted to be manufactured by DXP (“Covered Products”). In addition, DXP has reason to believe that some of its necessary Conflict Minerals may have originated from the Democratic Republic of the Congo (“DRC”) or any country that shares an internationally recognized boarder with the DRC and DXP has reason to believe that those Conflict Minerals may not be from recycled or scrap sources. Accordingly, we are filing the attached Report describing the reasonable country of origin inquiry and additional due diligence steps taken for the 2019 reporting period. The results of our investigation regarding the origin of necessary Conflict Minerals in our supply chain is described in the Report attached hereto as Exhibit 1.01 and in the Company’s website at www.dxpe.com.

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with the Rule, the Company is filing the Report attached hereto as Exhibit 1.01. A copy of this Form SD and the related Report are publicly available on our website at: www.dxpe.com within the “Investors” section under “Investor Relations” > “Financial Information” > “SEC Filings”.

Item 1.02 Exhibit

DXP’s Report, as required by Items 1.01 and 1.02, is filed as Exhibit 1.01 to this Form SD.

SECTION 2 - EXHIBIT

Item 2.01 Exhibit

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01. and 1.02 of Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the duly authorized undersigned.

DXP Enterprises, Inc.
(Registrant)

Date: May 29, 2020	/s/ Kent Yee
By: Kent Yee
Senior Vice President & Chief Financial Officer

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